MORGAN STANLEY
SPECTRUM SERIES






        October 2006
        Monthly Report

This Monthly Report  supplements  the Spectrum  Funds'  Prospectus  dated May 1,
2006.







                                                       Issued: November 30, 2006



MORGAN STANLEY

MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
HISTORICAL FUND PERFORMANCE
--------------------------------------------------------------------------------

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.


                       1991   1992    1993    1994     1995    1996   1997  1998   1999   2000    2001   2002  2003   2004    2005
FUND                     %      %       %       %        %       %      %     %      %      %       %      %     %      %       %
-----------------------------------------------------------------------------------------------------------------------------------
Spectrum Currency        --     --      --      --       --      --     --    --     --    11.7   11.1   12.2  12.4   (8.0)  (18.3)
                                                                                         (6 mos.)
-----------------------------------------------------------------------------------------------------------------------------------
Spectrum Global Balanced --     --      --    (1.7)    22.8    (3.6)  18.2  16.4    0.8     0.9   (0.3) (10.1)  6.2   (5.6)    4.2
                                             (2 mos.)
-----------------------------------------------------------------------------------------------------------------------------------
Spectrum Select        31.2  (14.4)   41.6    (5.1)    23.6     5.3    6.2  14.2   (7.6)    7.1    1.7   15.4   9.6   (4.7)   (5.0)
                     (5 mos.)
-----------------------------------------------------------------------------------------------------------------------------------
Spectrum Strategic       --     --      --     0.1     10.5    (3.5)   0.4   7.8   37.2   (33.1)  (0.6)   9.4  24.0    1.7    (2.6)
                                             (2 mos.)
-----------------------------------------------------------------------------------------------------------------------------------
Spectrum Technical       --     --      --    (2.2)    17.6    18.3    7.5  10.2   (7.5)    7.8   (7.2)  23.3  23.0    4.4    (5.4)
                                             (2 mos.)
-----------------------------------------------------------------------------------------------------------------------------------

                                  INCEPTION-  COMPOUND
                                   TO-DATE   ANNUALIZED
                          2006     RETURN     RETURN
FUND                        %        %           %
------------------------------------------------------

Spectrum Currency         (10.5)      5.4      0.8
                         (10 mos.)
------------------------------------------------------
Spectrum Global Balanced    2.3      55.8      3.8
                         (10 mos.)
------------------------------------------------------
Spectrum Select             2.9     182.5      7.1
                         (10 mos.)
------------------------------------------------------
Spectrum Strategic         12.2      59.1      4.0
                         (10 mos.)
------------------------------------------------------
Spectrum Technical         (1.7)    119.7      6.8
                         (10 mos.)
------------------------------------------------------



--------------------------------------------------------------------------------
DEMETER MANAGEMENT CORPORATION
--------------------------------------------------------------------------------
330 Madison Avenue, 8th Floor
New York, NY 10017
Telephone (212) 905-2700

MORGAN STANLEY SPECTRUM SERIES
MONTHLY REPORT
OCTOBER 2006
Dear Limited Partner:

   The Net Asset Value per Unit for each of the five Morgan Stanley Spectrum Funds as of October 31, 2006 was as follows:

FUND                         N.A.V.      % CHANGE FOR MONTH
--------------------------------------------------------------------------------
Spectrum Currency           $10.54                -0.95%
--------------------------------------------------------------------------------
Spectrum Global Balanced    $15.58                 0.27%
--------------------------------------------------------------------------------
Spectrum Select             $28.25                 0.33%
--------------------------------------------------------------------------------
Spectrum Strategic          $15.91                 4.28%
--------------------------------------------------------------------------------
Spectrum Technical          $21.97                -0.54%
--------------------------------------------------------------------------------
   Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates. In the case of Spectrum Currency, we provide the trading gains and trading losses for the five major currencies in which the Fund participates, and composite information for all other "minor" currencies traded within the Fund.

   The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

   LIMITED PARTNERS OF MORGAN STANLEY SPECTRUM SELECT L.P. ("SPECTRUM SELECT") ARE REMINDED THAT EFFECTIVE NOVEMBER 1, 2006, THE MONTHLY MANAGEMENT FEE PAYABLE TO RABAR MARKET RESEARCH, INC. ("RABAR") AND EMC CAPITAL MANAGEMENT, INC. ("EMC") WAS REDUCED FROM 1/4 OF 1% (A 3% ANNUAL RATE) TO 5/24 OF 1% (A 2.5%
ANNUAL RATE). ALSO, EFFECTIVE NOVEMBER 1, 2006, THE MONTHLY INCENTIVE FEE PAYABLE TO RABAR AND EMC WAS INCREASED FROM 15% TO 17.5% OF THE TRADING PROFITS EXPERIENCED WITH RESPECT TO THE NET ASSETS ALLOCATED TO RABAR AND EMC AS OF THE END OF EACH CALENDAR MONTH.

   LIMITED PARTNERS OF SPECTRUM SELECT ARE REMINDED THAT, SUBJECT TO CERTAIN RESTRICTIONS, THEY HAVE THE RIGHT TO REDEEM THEIR UNITS OF LIMITED PARTNERSHIP INTERESTS (THE "UNITS") ON A MONTHLY BASIS, AND THAT LIMITED PARTNERS OWNING
MORE THAN 50% OF THE OUTSTANDING UNITS OF SPECTRUM SELECT MAY VOTE TO TAKE CERTAIN ACTIONS WITH RESPECT TO THE PARTNERSHIP, AS MORE FULLY SET FORTH IN
SECTION 15(c) OF THE LIMITED PARTNERSHIP AGREEMENT ON PAGE A-21 OF THE SPECTRUM SERIES PROSPECTUS.

   EFFECTIVE NOVEMBER 6, 2006, KEVIN PERRY WILL NO LONGER SERVE AS CHIEF FINANCIAL OFFICER OF DEMETER.

   EFFECTIVE NOVEMBER 6, 2006, LEE HORWITZ WILL SERVE AS CHIEF FINANCIAL OFFICER OF DEMETER, AND WILL BE A PRINCIPAL OF DEMETER, SUBJECT TO APPROVAL BY AND REGISTRATION WITH THE NATIONAL FUTURES ASSOCIATION.

   LEE HORWITZ, AGE 55, CURRENTLY SERVES AS AN EXECUTIVE DIRECTOR AND CONTROLLER WITHIN THE GLOBAL WEALTH MANAGEMENT GROUP AT MORGAN STANLEY. MR. HORWITZ JOINED MORGAN STANLEY IN MARCH 1984 AND HAS HELD A VARIETY OF POSITIONS THROUGHOUT MORGAN STANLEY'S ORGANIZATION DURING HIS TENURE. MR. HORWITZ RECEIVED A B.A. DEGREE FROM QUEENS COLLEGE AND AN MBA FROM RUTGERS UNIVERSITY. MR. HORWITZ IS A CERTIFIED PUBLICACCOUNTANT.

   Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 330 Madison Avenue, 8th Floor, New York, NY 10017 or your Morgan Stanley Financial Advisor.

   I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.

   Sincerely,

/s/ Walter J. Davis
-------------------
Walter J. Davis

Chairman of the Board of Directors and President
Demeter Management Corporation
General Partner for
Morgan Stanley Spectrum Currency L.P.
Morgan Stanley Spectrum Global Balanced L.P.
Morgan Stanley Spectrum Select L.P.
Morgan Stanley Spectrum Strategic L.P.
Morgan Stanley Spectrum Technical L.P.

--------------------------------------------------------------------------------
MORGAN STANLEY SPECTRUM CURRENCY L.P.
--------------------------------------------------------------------------------

(Data below represents bar chart in the printed piece)

Australian dollar        1.23     -0.93
British pound            2.11      2.78
Euro                    -1.03     -0.07
Japanese yen            -1.07     -3.93
Swiss franc             -0.75     -4.58
Minor Currencies        -1.23     -0.58




   Note: Reflects trading results only and does not include fees or interest income.

          Minor currencies may include, but are not limited to, the South African rand, Thai baht, Singapore dollar, Mexican peso, New Zealand dollar, Polish zloty, Brazilian real, Norwegian krone, and Czech koruna.

During the month, the Fund incurred losses from short positions in the South African rand, Japanese yen, euro, Swiss franc, Singapore dollar, and Czech koruna versus the U.S. dollar. These losses were partially offset by gains from long positions in the British pound, Australian dollar, New Zealand dollar, and Mexican peso versus the U.S. dollar.

Losses were incurred from short positions in the South African rand, Japanese yen, euro, Swiss franc, Singapore dollar, and Czech koruna versus the U.S. dollar as the value of the U.S. dollar declined towards the latter half of the month after the U.S. Department of Commerce reported slower-than-expected growth in third quarter U.S. Gross Domestic Product, as well as a faster-than-expected decline in consumer core inflation. As a result, the likelihood of an increase in interest rates in the near-term was reduced. The value of the U.S. dollar dropped further after the U.S. Federal Reserve held interest rates steady on October 25. Additionally, the Japanese yen strengthened after the Swiss National Bank said it raised its holdings of the Japanese currency last quarter, while the euro moved higher after the Ifo survey showed an unexpected increase in German business confidence. Meanwhile, the Swiss franc strengthened in tandem with the euro.

Gains were recorded from long positions in the British pound, Australian dollar, New Zealand dollar, and Mexican peso versus the U.S. dollar as the U.S. dollar weakened on the aforementioned slow economic growth and easing inflation. Additionally, the British pound trended higher following the release of strong U.K. Consumer Price Index data and a prediction from National Institute for Economic and Social Research that interest rates in the United Kingdom should rise to 5.25% and would be likely to remain above 5% for the foreseeable future. Finally, the value of the Australian dollar strengthened after a better-than-expected construction performance index led investors to speculate that the Reserve Bank of Australia might increase interest rates in the near future.

--------------------------------------------------------------------------------
MORGAN STANLEY SPECTRUM GLOBAL BALANCED L.P.
--------------------------------------------------------------------------------

(Data below represents bar chart in the printed piece)

Currencies          -0.22      -0.38
Interest Rates      -2.13      -1.98
Stock Indices        1.96       4.49
Energies            -0.05      -0.35
Metals               0.05       1.05
Agriculturals        0.68       -0.7

  Note: Reflects trading results only and does not include fees or interest income.


During the month, the Fund experienced gains in the global stock index, agricultural, and metals sectors. These gains were partially offset by losses recorded in the global interest rate, currency, and energy sectors.

Within the global stock index sector, gains were experienced from long positions in U.S. and European stock index futures as prices moved higher amid declining energy prices and stronger-than-expected third quarter earnings. In addition, U.S. equity index futures prices rose after the U.S. Federal Reserve's decision to hold interest rates steady and its assessment that the U.S. economy would continue to expand in the near-term but at a slower pace. Elsewhere in the global stock index futures markets, European equity index futures prices moved higher throughout the month due to consistent merger and acquisition activity, as well as strong performance in the automobile, industrial, and technology sectors.

Within the agricultural markets, gains were recorded from long positions in corn futures as prices hit four-month highs after the U.S. Department of Agriculture reduced its world ending stock estimate and increased demand from ethanol producers. Long positions in soybean futures also recorded gains as prices reversed higher on news of a smaller-than-expected crop from Brazil this year. Finally, long positions in wheat futures recorded additional gains as prices increased to ten-year highs after the U.S. Department of Agriculture reported larger-than-expected global purchases.

Within the metals markets, gains were experienced from long positions in zinc futures as prices rose amid labor protests in producer countries and news that inventories tracked by the London Metal Exchange declined more-than-expected. In addition, prices were pressured higher after the National Bureau of Statistics said that China's industrial production increased 16.1% in September from a year ago, reaffirming expectations that demand from China would stay strong.

A portion of these gains was offset by losses incurred within the global interest rate markets from long positions in U.S., European, and Japanese fixed-income futures as prices moved lower amid overall strength in the equity markets. U.S. fixed-income futures prices declined amid weak demand after U.S. economic reports showed unexpected strength in retail sales, business inventories, and consumer sentiment. Elsewhere in the global interest rate markets, German and British fixed-income futures prices declined on speculation of another European Central Bank interest rate hike after government reports showed higher industrial production in France and Italy, while Japanese fixed-income futures prices fell after the quarterly Tankan survey showed business confidence unexpectedly improved to a two-year high last month. Additionally, Bank of Japan Governor Toshiro Muto suggested an interest rate hike would be likely before year-end.

Within the currency markets, long positions in the U.S. dollar versus the South African rand, Swiss franc, and euro incurred losses as the value of the U.S. dollar declined towards the latter half of the month after the U.S. Department of Commerce reported slower-than-expected growth in third quarter U.S. Gross Domestic Product, as well as a faster-than-expected decline in consumer core inflation. As a result, the likelihood of an increase in interest rates in the near-term was reduced. Accordingly, the value of the U.S. dollar dropped further after the U.S Federal Reserve held interest rates steady on October 25.

Within the energy markets, losses were recorded from short positions in natural gas futures as prices reversed higher on speculation of increased demand after near-term weather forecasts called for colder weather in much of the U.S. Further losses within the energy sector were recorded from long positions in Brent crude oil futures as prices weakened due to uncertainty regarding OPEC's plan to cut production, as well as a lower demand forecast.

--------------------------------------------------------------------------------
MORGAN STANLEY SPECTRUM SELECT L.P.
--------------------------------------------------------------------------------

(Data below represents bar chart in the printed piece)

Currencies          -0.3      -3.01
Interest Rates     -2.02       2.69
Stock Indices       1.99       2.99
Energies            1.01      -0.82
Metals               0.1       6.57
Agriculturals      -0.13      -1.61

   Note: Reflects trading results only and does not include fees or interest income.

During the month, the Fund experienced gains in the global stock index, energy, and metals sectors. A portion of these gains was offset by losses recorded in the global interest rate, currency, and agricultural sectors.

Within the global stock index sector, gains were experienced from long positions in U.S., European, and Hong Kong stock index futures as prices moved higher amid declining energy prices and stronger-than-expected third quarter earnings. In addition, U.S. equity index futures prices rose after the U.S. Federal Reserve's decision to hold interest rates steady and its assessment that the U.S. economy would continue to expand in the near-term but at a slower pace. Elsewhere, European equity index futures prices moved higher throughout the month due to consistent merger and acquisition activity, as well as strong performance in the automobile, industrial, and technology sectors. Meanwhile, Hong Kong equity index futures prices surged ahead of the world's largest initial public offering in China.

Within the energy markets, gains were experienced from short positions in crude oil futures and its related products as prices weakened due to uncertainty regarding OPEC's plan to cut production, as well as a lower demand forecast.

Within the metals markets, long positions in zinc, aluminum, and nickel futures resulted in gains as base metals prices continued to trend higher amid labor protests in producer countries and news that inventories tracked by the London Metal Exchange declined more-than-expected. Additionally, prices were pressured higher after the National Bureau of Statistics said that China's industrial production increased 16.1% in September from a year ago, reaffirming expectations that demand from China would stay strong.

A portion of these gains was offset by losses incurred within the global interest rate markets from long positions in U.S., European, and Pacific Rim fixed-income futures as prices moved lower amid overall strength in the equity markets. In addition, U.S. fixed-income futures prices declined amid weak demand after U.S. economic reports showed unexpected strength in retail sales, business inventories, and consumer sentiment. Elsewhere in the global interest rate markets, German and British fixed-income futures prices declined on speculation of another European Central Bank interest rate hike after government reports showed higher industrial production in France and Italy, while Japanese fixed-income futures prices fell after the quarterly Tankan survey showed business confidence unexpectedly improved to a two-year high last month. Additionally, Bank of Japan Governor Toshiro Muto suggested an interest rate hike would be likely before year-end. Finally, Australian fixed-income futures prices declined on speculation of strong third quarter Consumer Price Index data.

Within the currency markets, long positions in the U.S. dollar versus the euro and Japanese yen incurred losses as the value of the U.S. dollar declined towards the latter half of the month after the U.S. Department of Commerce reported slower-than-expected growth in third quarter U.S. Gross Domestic Product, as well as a faster-than-expected decline in consumer core inflation. As a result, the likelihood of an increase in interest rates in the near-term was reduced. The value of the U.S. dollar continued to drop after the U.S Federal Reserve held interest rates steady on October 25. Meanwhile, long positions in the Canadian dollar versus the U.S. dollar incurred losses during the beginning of the month as the value of the Canadian dollar fell after a government report raised concerns that economic growth might slow. Additional losses were experienced from newly established short positions in the Canadian dollar versus the U.S. dollar as the value of the Canadian dollar reversed higher against the U.S. dollar.

Within the agricultural markets, losses were incurred from short positions in soybean and soybean meal futures as prices reversed higher on news of a smaller-than-expected crop from Brazil this year. Elsewhere, short positions in orange juice futures recorded losses as prices reached historic highs after the U.S. Department of Agriculture predicted a sharp decline in Florida's orange juice production levels.

--------------------------------------------------------------------------------
MORGAN STANLEY SPECTRUM STRATEGIC L.P.
--------------------------------------------------------------------------------

(Data below represents bar chart in the printed piece)

Currencies           -0.33      -3.39
Interest Rates        0.07       2.81
Stock Indices         1.14       2.72
Energies             -0.15      -0.71
Metals                2.81      22.01
Agriculturals         1.33      -1.74


   Note: Reflects trading results only and does not include fees or interest income.

During the month, the Fund incurred gains across the metals, agricultural, global stock index, and global interest rate sectors. These gains were partially offset by losses recorded in the currency and energy sector.

Within the metals markets, long positions in zinc and aluminum futures resulted in gains as base metals prices continued to trend higher amid labor protests in producer countries and news that inventories tracked by the London Metal Exchange declined more-than-expected.

Additionally, prices were pressured higher after the National Bureau of Statistics said that China's industrial production increased 16.1% in September from a year ago, reaffirming expectations that demand from China would stay strong. Additional gains were experienced within the agricultural markets from long positions in corn futures as prices hit four-month highs after the U.S. Department of Agriculture reduced its world ending stock estimate and increased demand from ethanol producers. Long positions in soybean meal futures also recorded gains as prices reversed higher on news of a smaller-than-expected crop from Brazil this year.

Within the global stock index sector, gains were experienced from long positions in German, U.S., and Hong Kong stock index futures as prices moved higher amid declining energy prices and stronger-than-expected third quarter earnings. Within German equity index futures, prices moved higher throughout the month due to consistent merger and acquisition activity, as well as strong performance in the automobile, industrial, and technology sectors. Meanwhile, U.S. equity prices rose after the U.S. Federal Reserve's decision to hold interest rates steady and its assessment that the U.S. economy would continue to expand in the near-term but at a slower pace. Elsewhere, Hong Kong equity index futures prices surged ahead of the world's largest initial public offering in China.

Smaller gains were recorded in the global interest rate markets from short positions in European and U.S. fixed-income futures as priced moved lower amid overall strength in the equity markets. British fixed-income futures prices declined on speculation of another European Central Bank interest rate hike after government reports showed higher industrial production in France and Italy, while U.S. fixed-income futures prices declined amid weak demand after U.S. economic reports showed unexpected strength in retail sales, business inventories, and consumer sentiment. Additional gains were recorded from newly established long positions in German interest rate futures as prices moved higher towards the end of the month on fears of a global economic slow-down after the release of weaker-than-expected U.S. Gross Domestic Product.

A portion of these gains was offset by losses incurred in the currency markets from long positions in the U.S. dollar versus the Swiss franc and Japanese yen as the value of the U.S. dollar declined towards the latter half of the month after the U.S. Department of Commerce reported slower-than-expected growth in third quarter U.S. Gross Domestic Product, as well as a faster-than-expected decline in consumer core inflation. As a result, the likelihood of an increase in interest rates in the near-term was reduced. The value of the U.S. dollar dropped further after the U.S Federal Reserve held interest rates steady on October 25. Meanwhile, long positions in the Canadian dollar versus the U.S. dollar incurred losses during the beginning of the month as the value of the Canadian dollar fell after a government report raised concerns that economic growth might slow. Additional losses were experienced from newly established short positions in the Canadian dollar versus the U.S. dollar as the value of the Canadian dollar reversed higher against the U.S. dollar.

Smaller losses were recorded within the energy markets from long positions in gasoline futures as prices weakened due to uncertainty regarding OPEC's plan to cut production, as well as a lower demand forecast.

--------------------------------------------------------------------------------
MORGAN STANLEY SPECTRUM TECHNICAL L.P.
--------------------------------------------------------------------------------

(Data below represents bar chart in the printed piece)

Currencies           0.21      -5.99
Interest Rates      -1.72       0.98
Stock Indices        2.01       5.76
Energies            -0.25      -3.15
Metals               0.37       8.64
Agriculturals       -0.83      -2.69


   Note: Reflects trading results only and does not include fees or interest income.

During the month, the Fund experienced losses across the global interest rate, agricultural, and energy sectors. These losses were partially offset by gains recorded in the global stock index, metals, and currency sectors.

Within the global interest rate markets, losses were incurred from long positions in European, Japanese, and U.S. fixed-income futures as prices moved lower amid overall strength in the equity markets. In addition, German and British fixed-income futures prices declined on speculation of another European Central Bank interest rate hike after government reports showed higher industrial production in France and Italy, while Japanese fixed-income futures prices fell after the quarterly Tankan survey showed business confidence unexpectedly improved to a two-year high last month. In addition, Bank of Japan Governor Toshiro Muto suggested an interest rate hike would be likely before year-end. Finally, U.S. fixed-income futures prices declined amid weak demand after U.S. economic reports showed unexpected strength in retail sales, business inventories, and consumer sentiment.

Within the agricultural markets, losses were incurred from short positions in soybean and soybean meal futures as prices reversed higher on news of a smaller-than-expected crop from Brazil this year. Elsewhere in the agricultural complex, short positions in lean hog futures incurred further losses as prices moved higher on concerns that rising grain prices would lead to reductions in future pork production.

Within the energy markets, losses were experienced from long positions in crude oil futures and its related products as prices weakened due to uncertainty regarding OPEC's plan to cut production, as well as a lower demand forecast.

A portion of these losses was offset by gains within the global stock index sector from long positions in U.S., European, and Hong Kong stock index futures as prices moved higher amid declining energy prices and stronger-than-expected third quarter earnings. In addition, U.S. equity prices rose after the U.S. Federal Reserve's decision to hold interest rates steady and its assessment that the U.S. economy would continue to expand in the near-term but at a slower pace. Elsewhere, European equity index futures prices moved higher throughout the month due to consistent merger and acquisition activity, as well as strong performance in the automobile, industrial, and technology sectors. Meanwhile, Hong Kong equity index futures prices surged ahead of the world's largest initial public offering in China.

Within the metals markets, long positions in zinc and aluminum futures resulted in gains as base metals prices continued to trend higher amid labor protests in producer countries and news that inventories tracked by the London Metal Exchange declined more-than-expected. Additionally, prices were pressured higher after the National Bureau of Statistics said that China's industrial production increased 16.1% in September from a year ago, reaffirming expectations that demand from China would stay strong.

Within the currency markets, gains were recorded from long positions in the Australian dollar relative to the U.S. dollar as the value of the Australian dollar strengthened against most of its major rivals after news of a better-than-expected construction performance index, which led investors to speculate that the Reserve Bank of Australia could increase rates in the near future. Elsewhere in the currency markets, long positions in the British pound against the U.S. dollar experienced gains as the British pound trended higher against most major currencies following the release of strong U.K. Consumer Price Index data and a prediction from National Institute for Economic and Social Research that interest rates in the United Kingdom should rise to 5.25% and would be likely to remain above 5% for the foreseeable future. Smaller gains were recorded from long positions in the British pound versus the euro as the value of the pound moved higher against most of its major rivals due to the aforementioned reasons. The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
FOR THE MONTH ENDED OCTOBER 31, 2006 (UNAUDITED)


                                         MORGAN STANLEY                     MORGAN STANLEY
                                       SPECTRUM CURRENCY                SPECTRUM GLOBAL BALANCED
                                 ------------------------------      --------------------------
                                                 PERCENTAGE OF                        PERCENTAGE OF
                                                OCTOBER 1, 2006                      OCTOBER 1, 2006
                                                   BEGINNING                            BEGINNING
                                    AMOUNT      NET ASSET VALUE         AMOUNT       NET ASSET VALUE
                                 ------------   ---------------      ------------    ---------------
                                       $               %                   $               %
INVESTMENT INCOME
   Interest income (Note 2)           534,463           .33               173,622           .41
                                 ------------       -------          ------------        ------
EXPENSES
   Brokerage fees (Note 2)            627,707           .38               162,074           .38
   Management fees (Note 3)           272,915           .17                44,041           .10
                                 ------------       -------          ------------         -----
     Total Expenses                   900,622           .55               206,115           .48
                                 ------------       -------          ------------        ------
NET INVESTMENT LOSS                  (366,159)         (.22)              (32,493)         (.07)
                                 ------------       -------          ------------        ------
TRADING RESULTS
Trading profit (loss):
   Realized                                --            --               100,746           .24
   Net change in unrealized        (1,194,823)         (.73)               44,094           .10
                                 ------------       -------          ------------        ------
     Total Trading Results         (1,194,823)         (.73)              144,840           .34
                                 ------------       -------          ------------        ------
NET INCOME (LOSS)                  (1,560,982)         (.95)              112,347           .27
                                 ============       =======          ============        ======


MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------------------------------
FOR THE MONTH ENDED OCTOBER 31, 2006 (UNAUDITED)

                                         MORGAN STANLEY                            MORGAN STANLEY
                                       SPECTRUM CURRENCY                      SPECTRUM GLOBAL BALANCED
                          -----------------------------------------    --------------------------------------
                                                            PER                                         PER
                              UNITS          AMOUNT         UNIT          UNITS           AMOUNT        UNIT
                          --------------  ------------    ---------    -------------    ---------      ------
                                                $              $                            $            $
Net Asset Value,
   October 1, 2006        15,384,294.172   163,749,636       10.64     2,721,686.614    42,280,155     15.53
Net Income (Loss)                     --    (1,560,982)       (.10)               --       112,347       .05
Redemptions                 (431,309.120)   (4,545,998)      10.54       (57,903.805)     (902,141)    15.58
Subscriptions                 71,874.941       757,562       10.54         9,643.522       150,246     15.58
                          --------------   -----------                 -------------    ----------
Net Asset Value,
   October 31, 2006       15,024,859.993   158,400,218       10.54     2,673,426.331    41,640,607     15.58
                          ==============   ===========                 =============    ==========






The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
FOR THE MONTH ENDED OCTOBER 31, 2006 (UNAUDITED)

                                       MORGAN STANLEY                      MORGAN STANLEY                  MORGAN STANLEY
                                       SPECTRUM SELECT                   SPECTRUM STRATEGIC              SPECTRUM TECHNICAL
                                  ------------------------------     ---------------------------   -----------------------------
                                                 PERCENTAGE OF                    PERCENTAGE OF                   PERCENTAGE OF
                                                OCTOBER 1, 2006                  OCTOBER 1, 2006                 OCTOBER 1, 2006
                                                   BEGINNING                        BEGINNING                       BEGINNING
                                     AMOUNT     NET ASSET VALUE         AMOUNT   NET ASSET VALUE      AMOUNT     NET ASSET VALUE
                                  ------------  ----------------     ----------- ----------------  ------------  ---------------
                                      $                 %                $               %              $               %

INVESTMENT INCOME
   Interest income (Note 2)          1,738,028           .33              583,892        .31          2,330,157         .33
                                  ------------         -----         ------------      -----       ------------       -----
EXPENSES
   Brokerage fees (Note 2)           2,672,948           .50              931,226        .50          3,584,357         .50
   Management fees (Note 3)          1,272,772           .24              433,739        .23          1,552,117         .23
                                  ------------         -----         ------------      -----       ------------       -----
     Total Expenses                  3,945,720           .74            1,364,965        .73          5,136,474         .73
                                  ------------         -----         ------------      -----       ------------       -----
NET INVESTMENT LOSS                 (2,207,692)         (.41)            (781,073)      (.42)        (2,806,317)       (.40)
                                  ------------         -----         ------------      -----       ------------       -----
TRADING RESULTS
Trading profit (loss):
   Realized                           (173,858)         (.03)          (1,311,417)      (.70)       (18,223,620)      (2.54)
   Net change in unrealized          4,139,538           .77           10,059,700       5.40         17,173,118        2.40
                                  ------------         -----         ------------      -----       ------------       -----
     Total Trading Results           3,965,680           .74            8,748,283       4.70         (1,050,502)       (.14)
                                  ------------         -----         ------------      -----       ------------       -----
NET INCOME (LOSS)                    1,757,988           .33            7,967,210       4.28         (3,856,819)       (.54)
                                  ============         =====         ============      =====       ============       =====


MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------------------------------
FOR THE MONTH ENDED OCTOBER 31, 2006 (UNAUDITED)

                                 MORGAN STANLEY                    MORGAN STANLEY                         MORGAN STANLEY
                                SPECTRUM SELECT                  SPECTRUM STRATEGIC                     SPECTRUM TECHNICAL
                     -----------------------------------  -----------------------------------  -------------------------------------
                                                   PER                                  PER                                    PER
                         UNITS          AMOUNT     UNIT       UNITS         AMOUNT      UNIT       UNITS          AMOUNT       UNIT
                     --------------  -----------   -----  --------------  -----------   -----  --------------   -----------   -----
                                         $           $                         $          $                          $          $
Net Asset Value,
   October 1, 2006   18,988,433.647  534,589,536   28.15  12,203,541.155  186,245,294   15.26  32,458,878.730   716,871,465   22.09
Net Income (Loss)                --    1,757,988     .10              --    7,967,210     .65              --    (3,856,819)   (.12)
Redemptions            (287,521.584)  (8,122,485)  28.25    (205,051.842)  (3,262,375)  15.91    (508,039.516)  (11,161,628)  21.97
Subscriptions           199,375.170    5,632,349   28.25     202,058.953    3,214,758   15.91     406,430.897     8,929,287   21.97
                     --------------  -----------          --------------  -----------          --------------   -----------
Net Asset Value,
   October 31, 2006  18,900,287.233  533,857,388   28.25  12,200,548.266  194,164,887   15.91  32,357,270.111   710,782,305   21.97
                     ==============  ===========          ==============  ===========          ==============   ===========

MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(UNAUDITED)
--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION. Morgan Stanley Spectrum Currency L.P. ("Spectrum Currency"), Morgan Stanley Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Spectrum Strategic L.P. ("Spectrum Strategic"), and Morgan Stanley Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").

   The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc.
("Morgan Stanley DW"). The clearing commodity brokers for Spectrum Global Balanced, Spectrum Select, Spectrum Strategic, and Spectrum Technical are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). Spectrum Currency's clearing commodity broker is MS & Co. For Spectrum Strategic and Spectrum Technical, Morgan Stanley Capital Group Inc. ("MSCG") acts as the counterparty on all of the options on foreign currency forward contracts. Demeter, Morgan Stanley DW, MS & Co., MSIL, and MSCG are wholly-owned subsidiaries of Morgan Stanley.

   Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based upon their proportional ownership interests.

USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations.Monthly, Morgan Stanley DW pays each Partnership interest income equal to 80% of the month's average daily "Net Assets" (as defined in the Limited Partnership Agreements) in the case of Spectrum Currency, Spectrum Select, Spectrum Strategic, and Spectrum Technical, and on 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on Futures Interests.

   The Partnerships' functional currency is the U.S. dollar; however, they transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the Statements of Changes in Net Asset Value. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. The brokerage fees for Spectrum Currency and Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.6% (a 4.6% annual rate) of Net Assets as of the first day of each month.

   Brokerage  fees  for  Spectrum  Select,  Spectrum  Strategic,   and  Spectrum
Technical are accrued at a flat monthly rate of 1/12 of 6.00% (a 6.00% annual rate) of Net Assets as of the first day of each month.

   Such brokerage fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and continuing offering expenses.

OPERATING EXPENSES. The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.

MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(CONTINUED)

REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six months after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by Demeter no later than 3:00 p.m., New York City time, on the last day of the month in which the redemption is to be effective. Redemptions must be made in whole Units, in a minimum amount of 50 Units required for each redemption, unless a limited partner is redeeming his entire interest in a Partnership.

   Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISSOLUTION OF THE PARTNERSHIPS. Spectrum Currency, Spectrum Global Balanced, Spectrum Strategic, and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025, regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS

The Partnerships pay brokerage fees to Morgan Stanley DW as described in Note 1. Spectrum Global Balanced, Spectrum Select, Spectrum Strategic, and Spectrum Technical's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL, and Spectrum Currency's cash is on deposit with Morgan Stanley DW and MS & Co., in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

--------------------------------------------------------------------------------
3. TRADING ADVISORS

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Spectrum Currency L.P.
  John W. Henry & Company, Inc.
  Sunrise Capital Partners, LLC

Morgan Stanley Spectrum Global Balanced L.P.
  SSARIS Advisors, LLC

Morgan Stanley Spectrum Select L.P.
  EMC Capital Management, Inc. ("EMC")
  Northfield Trading L.P. ("Northfield")
  Rabar Market Research, Inc. ("Rabar")
  Sunrise Capital Management, Inc. ("Sunrise")
  Graham Capital Management, L.P. ("Graham")

Morgan Stanley Spectrum Strategic L.P.
  Blenheim Capital Management, L.L.C. ("Blenheim")
  Eclipse Capital Management, Inc. ("Eclipse")
  FX Concepts (Trading Advisor), Inc. ("FX Concepts")

Morgan Stanley Spectrum Technical L.P.
  Campbell & Company, Inc. ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")
  Winton Capital Management Limited ("Winton")

MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(CONTINUED)

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. The management fee for Spectrum Currency is accrued at a rate of 1/12 of 2% per month of Net Assets allocated to each trading advisor on the first day of each month (a 2% annual rate).

   The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% per month of Net Assets allocated to its sole trading advisor on the first day of each month (a 1.25% annual rate).

   The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% per month of Net Assets allocated to EMC, Northfield, Rabar, and Sunrise on the first day of each month (a 3% annual rate) and 1/12 of 2% per month of Net Assets allocated to Graham on the first day of each month (a 2% annual rate).

   Effective November 1, 2006, the monthly management fee payable to EMC and Rabar was reduced to 5/24 of 1% (a 2.5% annual rate).

   The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 3% per month of Net Assets allocated to Blenheim and Eclipse on the first day of each month (a 3% annual rate) and 1/12 of 2% per month of Net Assets allocated to FX Concepts on the first day of each month (a 2% annual rate).

   The management fee for Spectrum Technical is accrued at a rate of 1/12 of 2% per month of Net Assets allocated to JWH and Winton on the first day of each month (a 2% annual rate) and 1/12 of 3% per month of Net Assets allocated to Campbell and Chesapeake on the first day of each month (a 3% annual rate).

INCENTIVE FEE. Spectrum Currency pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

   Spectrum Global Balanced pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to its sole trading advisor's allocated Net Assets as of the end of each calendar month.

   Spectrum Select pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to each of EMC, Northfield, Rabar, and Sunrise as of the end of each calendar month and 20% of the trading profits experienced with respect to the Net Assets allocated to Graham as of the end of each calendar month.

   Effective November 1, 2006, the monthly incentive fee payable to EMC and Rabar was increased to 17.5% of the trading profits experienced with respect to the Net Assets allocated to EMC and Rabar as of the end of each calendar month.

   Spectrum Strategic pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to each of Blenheim and Eclipse as of the end of each calendar month and 20% of the trading profits experienced with respect to the Net Assets allocated to FX Concepts as of the end of each calendar month.

   Spectrum Technical pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to the Net Assets allocated to each of Campbell, JWH, and Winton as of the end of each calendar month and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

   Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted.

   For all Partnerships with trading losses, no incentive fee is paid in subsequent months until all such losses are recovered. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each month's subscriptions and redemptions.

MANAGED FUTURES INVESTMENTS ARE SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK, USE SIGNIFICANT LEVERAGE, ARE GENERALLY ILLIQUID, HAVE SUBSTANTIAL CHARGES, ARE SUBJECT TO CONFLICTS OF INTEREST, AND ARE SUITABLE ONLY FOR THE RISK CAPITAL PORTION OF AN INVESTOR'S PORTFOLIO. BEFORE INVESTING IN ANY MANAGED FUTURES INVESTMENT, QUALIFIED INVESTORS SHOULD READ THE PROSPECTUS OR OFFERING DOCUMENTS CAREFULLY FOR ADDITIONAL INFORMATION WITH RESPECT TO CHARGES, EXPENSES, AND RISKS. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                         Demeter Management Corporation
                         330 Madison Avenue, 8th Floor
                         New York, NY 10017



Morgan Stanley

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